SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2021

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 -- 00144 Rome, Italy

(Address of principal executive offices)

_________________________

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F

_________________________

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )

Table of contents

•	Press release dated April 30, 2021 - Eni: first quarter 2021 results;
•	Press release dated April 30, 2021 - Eni’s Board of Directors approves launch of strategic project to list or sell a minority stake in new business unit formed by Eni gas e luce and renewables.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

/s/Elena Badini
Name:	Elena Badini
Title:	Head of Company Law, Governance and Secretariat and Issuers’ Compliance

Date: April 30, 2021

Registered Head Office, Piazzale Enrico Mattei, 1 00144 Roma Tel. +39 06598.21 www.eni.com

Rome

April 30, 2021

Eni: first quarter 2021 results

Key operating and financial results

IVQ			IQ
2020			2021	2020	% Ch.
44.23	Brent dated	$/bbl	60.90	50.26	21
1.193	Average EUR/USD exchange rate		1.205	1.103	9
153	Spot Gas price at Italian PSV	€/kcm	198	120	65
(1)	Spread PSV vs. TTF		3	17	(82)
0.2	Standard Eni Refining Margin (SERM)	$/bbl	(0.6)	3.6	..
1,713	Hydrocarbon production	kboe/d	1,704	1,790	(5)
488	Adjusted operating profit (loss) ⁽ᵃ⁾	€ million	1,321	1,307	1
802	E&P		1,378	1,037	33
(101)	Global Gas & LNG Portfolio (GGP)		(30)	233	..
(104)	R&M and Chemicals		(120)	16	..
132	Eni gas e luce, Power & Renewables		202	191	6
50	Adjusted net profit (loss) ⁽ᵃ⁾ ⁽ᵇ⁾		270	59	358
0.01	per share - diluted (€)		0.08	0.02
(797)	Net profit (loss) ⁽ᵇ⁾		856	(2,929)
(0.22)	per share - diluted (€)		0.24	(0.82)
1,582	Cash flow from operations before changes in working capital at replacement cost ⁽ᵃ⁾		1,960	2,222	(12)
988	Net cash from operations		1,376	975	41
1,206	Net capital expenditure ⁽ᶜ⁾ ⁽ᵈ⁾		1,387	1,905	(27)
11,568	Net borrowings before lease liabilities ex IFRS 16		12,239	12,920	(5)
16,586	Net borrowings after lease liabilities ex IFRS 16		17,507	18,681	(6)
37,493	Shareholders' equity including non-controlling interest		39,957	45,385	(12)
0.31	Leverage before lease liabilities ex IFRS 16		0.31	0.28
0.44	Leverage after lease liabilities ex IFRS 16		0.44	0.41
(a) Non-GAAP measure. For further information see the paragraph "Non-GAAP measures" on page 17.
(b) Attributable to Eni's shareholders.
(c) Include capital contribution to equity accounted entities.
(d) Net of expenditures relating to business combinations, purchase of minority interests and other non-organic items.

Eni's Board of Directors, chaired by Lucia Calvosa, yesterday approved the unaudited consolidated results for the first quarter of 2021. Having examined the results, Eni CEO Claudio Descalzi said:

“The first quarter of 2021 has been significantly impacted by ongoing national lockdowns, however despite this Eni has achieved significantly improved results, most notably driven by E&P and the chemicals business. Meanwhile, our retail G&P business continued to grow steadily, with year-on-year EBIT increasing by 19% as we leverage our unique and expanding customer base in the power segment and benefit from a greater contribution from extra-commodity services.

The performance of R&M was largely driven by lower demand for fuels across Europe due to the pandemic, plus negative refining margins. Against the backdrop of an ongoing complex scenario, adjusted EBIT of €1.3 billion is in line with the first quarter of last year and three times higher than the fourth quarter of 2020, while net profit grew to €270 million, an almost five times increase compared to the first quarter of 2020. Across the quarter, we generated around €2 billion of organic cash flow before working capital, significantly larger than the €1.4 billion of expenditure incurred during the same period. With the pandemic situation gradually improving, and a broadening economic recovery looking more likely, we have been able to improve our outlook for the coming months, forecasting free cash flow generation in 2021 of more than €3 billion under a Brent scenario of 60 $/bbl. In this environment, we will continue implementing our decarbonization and energy transition strategy, maintaining a strong focus on the robustness of the balance sheet and targeting a competitive distribution policy to our shareholders.”

Quarterly highlights

•	A strengthened upstream price environment in the first quarter 2021 was driven by a recovery in the main market benchmarks: the Brent crude at 61 $/bbl on average was up by 21% and 38% respectively from the first quarter and fourth quarter 2020. Eni’s hydrocarbons realized prices did not capture this improvement entirely due to the appreciation of the cross-rate EUR vs. USD which was up by about 10%.
•	Eni’s benchmark refining margin “SERM” was in negative territory (down to minus 0.6 $/bbl) due to the impact of lockdowns and a delayed recovery in air traffic.
•	Adjusted EBIT: €1.3 billion in the first quarter of 2021, a strong improvement from the fourth quarter of 2020 (up by 171%) with flat hydrocarbon production (1.7 million boe/d).

The first quarter 2021 EBIT was unchanged from the first quarter 2020 notwithstanding 86 kboe/d of lower production, mainly in liquids, and the negative performances of R&M (down by €240 million) driven by an unfavourable refining scenario (the SERM was negative) and lower sales volumes due to regional lockdowns (a 10% decrease at the network of service stations), and of the GGP business which was down by €263 million mainly due to one-off positive contributions from portfolio optimization in the year-ago quarter and narrowing spreads between the PSV vs. the TTF spot gas prices.

The E&P segment EBIT was up by €341 million due to higher crude oil prices. Versalis (up by €104 million) responded to the unusual industry-wide disruption from extreme winter weather in the US by leveraging on higher plant availability against the backdrop of an improving demand for commodities.

•	Adjusted net profit: €270 million, almost five-fold the result reported in the first quarter 2020.
•	Cash flow from operations before changes in working capital at replacement cost: €1.96 billion and net capex of €1.4 billion (-27% vs. IQ 2020). Organic free cash flow generation was robust at approximately €600 million before changes in working capital.
•	Portfolio: net cash outflows of about €400 million, fully invested in the green business.
•	Net borrowings ante IFRS 16: €12.2 billion, a slight increase vs. December 31, 2020 due to the financing of M&A transactions and currency translation effects. Leverage was flat at 31%.

Outlook 2021

•	The rebalancing of the global oil market and a recovery in fuel consumption in the course of 2021 are exposed to continued risk from the ongoing impact of the COVID-19 pandemic in a number of large global economies, such as in multiple West European countries that are still in lockdown, as well as new restrictions being reimposed in other parts of the world.
•	Reaffirming the guidance for hydrocarbon production at about 1.7 million boe/d for the FY, assuming OPEC+ cuts of about 35 kboe/d through the year on average, and an organic capex spending forecast for 2021 of approximately €6 billion; forecast cash flow from operations before working capital requirements at replacement cost higher than €9 billion at current Brent prices of 60 $/bbl.
•	Cash neutrality at a Brent price of 51 $/bbl to fund organic capex and the floor dividend.
•	The outlook for oil prices will be reassessed in Eni’s 2021 interim report in July for the purpose of establishing the variable dividend as well as in view of the possible resumption of the buy-back of the Eni share. The floor dividend set at €0.36 per share will be complemented by a variable dividend, which amount will increase when the Brent reference price for 2021 rises above the threshold of 43 $/bbl. The share buy-back program is expected to resume with a Brent reference price 2021 of at least 56 $/bbl.

Business overview

Exploration & Production

•	Hydrocarbon production in the first quarter: 1.7 million boe/day, down by approximately 4% compared to the same period of 2020 (net of OPEC+ production cuts, positive price effects at PSAs and marginal portfolio effects) due to a slowdown in expenditures for the development of reserves, partly offset by a strong recovery of natural gas production in Egypt spurred by higher demands.

Production at the Zohr gas field achieved a record 3,200 mmscf/d, at full capacity.

In April, started-up the Merakes gas field offshore Indonesia, in synergy with the Jangkrik FPU.

In the first quarter 2021, start-ups and ramp-ups added 33 kboe/d mainly due to Berkine in Algeria, Agogo in Angola, and the Mahani gas project (Eni’s interest 50%), in the Sharjah Emirate (UAE), which was started just one year after discovery.

•	Exploration successes: in line with the exploration strategy focused on areas and basins close to existing infrastructure (infrastructure-led-exploration) and short time-to-market, in the first quarter of 2021, we delivered:
-	the Cuica-1 oil discovery in the operated block 15/06 (Eni's interest 36.84%) off Angola, the second discovery in the Cabaça development area, which will allow for the extension of the useful life of the FPSO operating the field;
-	two oil discoveries off Norway made by the JV Vår Energi close to producing assets in the Blasto Main prospect in the North Sea and Isflak in the Barents Sea, with reserves of oil in place expected to be in the range of 200-350 million of barrels.
•	Renewal of exploration portfolio with approximately 9,000 square kilometers of new leases:
-	the United Arab Emirates: assigned Block 7 (Eni's interest 90%), located in the Ras Al Khaimah onshore area;
-	Vietnam: completed the acquisition as operator of the Block 115/09 (Eni's interest 100%), in the Song Hong basin;
-	United Kingdom: awarded the operatorship of the P2511 exploration license (Eni's interest 100%) in the North Sea;
-	Norway: awarded to the JV Vår Energi ten new exploration licenses, of which two as operator in the North Sea and three as operator in the Barents Sea. The licenses acquired are located nearly areas in production or under development.
•	Portfolio rationalization:
-	Pakistan: signed an agreement to divest to a local player the entire upstream activity in the Country, including interests in eight development and production licenses and in four exploration licenses.
-	Nigeria: divested the onshore production and development block OML 17 (Eni’s interest 5%).
•	Received funding from UK Research and Innovation (UKRI), the UK Government's body that supports research and innovation in the country, to fund part of ongoing planning and projects studies relating to the development of the integrated HyNet North West project aimed at the realization of carbon capture and storage (CCS) infrastructure in the UK. Eni will be the operator of the transporting and storing activities of the CO2 in its depleted hydrocarbon reservoirs, located at around 30 kilometers offshore the Liverpool Bay.
•	E&P’s adjusted operating profit continued rebounding in the first quarter 2021 at €1.38 billion, up by approximately 70% compared to the fourth quarter 2020. The comparison against the previous year reporting period (up by 33%) was driven by a recovery in the scenario for hydrocarbon prices.

Global Gas & LNG Portfolio

•	In March 2021, it was agreed with the Arab Republic of Egypt (ARE) and the Spanish partner Naturgy of the JV Unión Fenosa Gas to resolve all pending issues with the Egyptian partners and to resume operations at the Damietta liquefaction plant. A few LNG loadings have been made already.
•	Through the subsequent restructuring of the UFG venture, Eni acquired a 50% interest in the Damietta plant and related liquefaction capacity as well as the gas marketing activities in Spain owned by UFG. The deal will strengthen Eni’s portfolio of LNG and its integrated strategy, leveraging on the integration with its upstream assets.
•	GGP’s adjusted operating result: was a loss of €30 million in the first quarter, worse than the performance achieved in the first quarter 2020 (down by €263 million), due to one-off positive contributions from portfolio optimization in the year-ago quarter and narrowing spreads between the PSV vs. the TTF spot gas prices.

Refining & Marketing and Chemicals

•	Started up a new Biomass Treatment Unit at the Gela bio-refinery enabling the use up to 100% of biomass not in competition with the food chain for the production of biofuels.
•	The construction of new units for the enhancement of the feedstock pre-treatment facilities at the Venice bio-refinery are currently under evaluation, aiming at increasing the plant flexibility to achieve zero use of palm oil to manufacture biofuels by 2023.
•	In line with Eni’s growth strategy in circular economy, signed an agreement for the acquisition of FRI-EL Biogas Holding, the Italian leader in the biogas producing sector, in order to transform biogas into biomethane to be supplied to the Eni’s network.
•	Launched a new range of solid polystyrene products for food packaging as part of the Versalis Revive® products, containing up to 75% of recycled solid polystyrene. This new product developed by Versalis and Forever Plast S.p.A., is the result of the collaboration with a number of partners engaged in the polystyrene recycling business, such as Corepla, Pro Food and Unionplast.
•	R&M’s adjusted operating result: adjusted operating loss of €159 million in the first quarter, a marked decline compared to first quarter of 2020 due to an unfavorable refining scenario and lower sales volumes due to an ongoing crisis in fuel demand in the main reference markets (Italy and Western Europe) due to COVID-19 mitigation measures.
•	Chemicals’ adjusted operating result: rebounded strongly delivering an adjusted operating profit of €39 million, compared to a loss of €65 million reported in the first quarter of 2020, as the business took advantage from unusual industry-wide disruption from extreme winter weather in the US by higher plants availability and from a spike in commodity prices, against the backdrop of a mild recovery of demand for plastics across all end-markets.

Eni gas e luce, Power & Renewables

•	Entered the Iberic energy market with the signing of an agreement to acquire 100% of Aldro Energía, with a portfolio of approximately 250,000 retail customers of power, natural gas and services, and an agreement with X–Elio for the acquisition of three photovoltaic projects for an overall capacity of 140 MW.
•	Agreement with the Italian operator Be Charge, to increase the national supply of charging infrastructures for electric mobility. The charging stations will be powered by renewable energy supplied by Eni gas e luce.
•	Established GreenIT, a joint venture with the Italian agency CDP Equity, for building, commissioning and managing power generation plants from renewable sources in Italy. The JV will target an installed capacity of approximately 1 GW.

•	Retail portfolio substantially in line with the end of 2020, with 9.56 million of PoD.
•	Expansion of the generation capacity in renewable energies: as of March 31, 2021, reached an installed capacity of 307 MW (up by 56 MW compared to March 31, 2020). More than 1 GW of capacity already installed or sanctioned.
•	EGL, Power & Renewables’ adjusted operating result: €202 million in the first quarter of 2021, up by 6% compared to the same period of 2020, notwithstanding a still weak recovery of the Italian economy.

Business segments operating results

Exploration & Production

Production and prices

IVQ			IQ
2020			2021	2020	% Ch.
	Production
809	Liquids	kbbl/d	814	892	(9)
4,800	Natural gas	mmcf/d	4,726	4,768	(1)
1,713	Hydrocarbons	kboe/d	1,704	1,790	(5)
	Average realizations
41.57	Liquids	$/bbl	57.23	43.58	31
3.92	Natural gas	$/kcf	4.55	4.28	6
31.55	Hydrocarbons	$/boe	40.80	33.71	21

•	In the quarter oil and natural gas production averaged 1.704 million boe/d and decreased by 5% compared to the first quarter of 2020. Net of positive price effects, the decrease was 6% driven by the need to comply with OPEC+ production cuts and marginal portfolio effects (overall effect of two percentage points), a spending slowdown in the development of reserves with lower contributions from Nigeria, Kazakhstan, and Angola, as well as mature field declines. These negatives were partly offset by continuing production ramp-up in Mexico, better contribution of Libya and increased gas supplies to Egypt spurred by a demand recovery in the local market.
•	Liquids production in the quarter was 814 kbbl/d, down by 9% from the first quarter 2020. The reduction was due to an expenditure slowdown, the effect of OPEC+ production cuts, as well as mature field declines partly offset by continuing production ramp-up in Area 1 in Mexico, and growth in Libya.
•	Natural gas production in the first quarter amounted to 4,726 mmcf/d, slightly decreased compared to the first quarter of 2020. Lower production was partly offset by a robust recovery of natural gas demand in certain areas (mainly in Egypt), and growth in Algeria due to the start-up of the Berkine gas project.

Results

IVQ		IQ
2020	(€ million)	2021	2020	% Ch.
554	Operating profit (loss)	1,396	715	95
248	Exclusion of special items	(18)	322
802	Adjusted operating profit (loss)	1,378	1,037	33
(45)	Net finance (expense) income	(96)	(115)
161	Net income (expense) from investments	90	(59)
148	of which: - Vår Energi	62	(37)
(290)	Income taxes	(642)	(651)
628	Adjusted net profit (loss)	730	212	244
	Results also include:
48	Exploration expenses:	41	175	(77)
53	- prospecting, geological and geophysical expenses	39	55
(5)	- write-off of unsuccessful wells	2	120
781	Capital expenditure	856	1,258	(32)

•	In the first quarter of 2021, the recovery in the profitability of the Exploration & Production has strengthened as signaled by a 70% increase in the adjusted operating profit of €1,378 million from the fourth quarter 2020. The increase over the same period a year ago was also remarkable, up by 33%, driven by an improving crude oil price environment (the marker Brent up by 21%) supported by an acceleration in the global economic activity and active supply management by OPEC+ countries. Against this backdrop, E&P realized prices of liquids increased by 31%, whereas natural gas realized prices increased by just 6% due to time-lags in oil-linked pricing formulas. The positive trend in the pricing environment was softened by a stronger Euro (up by 9% versus the USD) and lower production volumes driven by capital discipline in developing hydrocarbons reserves and the effects of OPEC+ production quotas. The result was helped by a reduction in the cost base and lower write-offs of exploration expenditures relating unsuccessful wells.
•	The segment reported an adjusted net profit of €730 million in the first quarter of 2021, more than three-fold the result of the first quarter of 2020 due to a recovery in operating profit, better results of the Vår Energi JV (up €99 million) supported by the scenario and a lower tax rate due to a more favorable geographical mix of profits, which lowered the relative weigh of jurisdictions characterized by higher tax rates.

For the disclosure on business segment special charges, see page 12.

Global Gas & LNG Portfolio

Sales

IVQ			IQ
2020			2021	2020	% Ch.
153	Spot Gas price at Italian PSV	€/kcm	198	120	65
154	TTF		195	103	89
(1)	Spread PSV vs. TTF		3	17	(82)
	Natural gas sales	bcm
8.65	Italy		8.66	8.97	(3)
8.26	Rest of Europe		7.59	6.67	14
0.94	of which: Importers in Italy		0.80	0.96	(17)
7.32	European markets		6.79	5.71	19
1.66	Rest of World		1.23	0.95	29
18.57	Worldwide gas sales ⁽*⁾		17.48	16.59	5
2.90	of which: LNG sales		2.20	2.50	(12)

(*) Data include intercompany sales.

•	In the first quarter 2021, natural gas sales of 17.48 bcm increased by 5% compared to the same period of 2020, mainly due to the higher gas volumes marketed outside Italy (Turkey).

Results

IVQ		IQ
2020	(€ million)	2021	2020	% Ch.
(290)	Operating profit (loss)	71	101	(30)
189	Exclusion of special items	(101)	132
(101)	Adjusted operating profit (loss)	(30)	233	..
	Net finance (expense) income	(3)
(4)	Net income (expense) from investments	(3)	(9)
26	Income taxes	6	(52)
(79)	Adjusted net profit (loss)	(30)	172	..
3	Capital expenditure		5	..

•	In the first quarter of 2021, the Global Gas & LNG Portfolio segment reported an adjusted operating loss of €30 million, representing a sharp contraction compared to the strong performance of the first quarter of 2020, due to one-off positive contributions from portfolio optimization in the year-ago quarter and narrowing spreads between the PSV vs. the TTF spot gas prices.

For the disclosure on business segment special charges, see page 12.

Refining & Marketing and Chemicals

Production and sales

IVQ			IQ
2020			2021	2020	% Ch.
0.2	Standard Eni Refining Margin (SERM)	$/bbl	(0.6)	3.6	..
3.93	Throughputs in Italy	mmtonnes	3.85	4.06	(5)
2.48	Throughputs in the rest of World		2.55	1.97	29
6.41	Total throughputs		6.40	6.03	6
74	Average refineries utilization rate	%	71	74
183	Bio throughputs	ktonnes	163	188	(13)
64	Average bio refineries utilization rate	%	65	67
	Marketing
1.63	Retail sales in Europe	mmtonnes	1.47	1.64	(10)
1.14	Retail sales in Italy		1.04	1.12	(7)
0.49	Retail sales in the rest of Europe		0.43	0.52	(17)
23.0	Retail market share in Italy	%	22.9	23.3
2.11	Wholesale sales in Europe	mmtonnes	1.72	2.08	(17)
1.50	Wholesale sales in Italy		1.29	1.51	(15)
0.61	Wholesale sales in the rest of Europe		0.43	0.57	(25)
	Chemicals
1.33	Sales of petrochemical products	mmtonnes	1.18	0.89	33
75	Average plant utilization rate	%	72	58

•	In the first quarter of 2021, the Eni Standard Refining Margin was in negative territory at minus 0.6 $/barrel compared to 3.6 $/barrel in the comparative period, due to a significant recovery in the cost of the crude oil feedstock not reflected in the prices of derivative products, particularly the middle distillates, which remained at depressed values due to the low demand. Refining margins were also negatively affected by narrowing spreads between sour crudes like the Ural vs. light-sweet crudes, such as the Brent, due to the lower availability of sour crudes due to OPEC+ cuts, which resulted in low margins at conversion plants.
•	Throughputs on own account at Eni’s refineries in Italy were 3.85 mmtonnes, 5% lower than the first quarter 2020 in response to a sharply depressed refining scenario. Throughputs elsewhere increased by a large amount because the year-ago performance was negatively affected by a prolonged plant standstill of ADNOC Refining’s plants.
•	In the first quarter of 2021, bio throughputs were 163 ktonnes, down by 13% compared to the same period of 2020, due to a less favorable scenario than in 2020.
•	In the first quarter of 2021, retail sales in Italy were 1.04 mmtonnes, down by 7% particularly at the service stations along the national highways. The decline was driven by lower consumption due to effects associated with the pandemic, with negative impacts mainly in gasoil and gasoline segments. The market share in the first quarter 2021 was 22.9% (23.3% in the first quarter 2020).
•	In the first quarter of 2021, wholesale sales in Italy were 1.29 mmtonnes, down by 15% compared to the same period of 2020, driven by weak industrial activity and in particular by lower sales of jet fuel to the airline sector, which was severely affected by the pandemic.
•	In the first quarter of 2021, retail sales in the rest of Europe of 0.43 mmtonnes decreased by 17% compared to the first quarter of 2020, due to pandemic which negatively affected the quarter.
•	In the first quarter of 2021, wholesale sales in the rest of Europe were 0.43 mmtonnes, down by 25% vs. the same period of 2020, following lower product availability from refineries in Germany due to the unfavorable scenario.
•	Sales of petrochemical products were 1.18 mmtonnes in the first quarter, up by 33% compared to the same period of 2020, driven by unusual industry-wide disruption from extreme winter weather in the US to which the Company responded by increasing production of monomers and basic petrochemicals and sales volumes leveraging on better plant availability. Sales volumes of polyethylene were also supported by a growing European demand, while the elastomers also benefitted from higher demand at the automotive sector.

•	Petrochemical product margins improved significantly driven by a sharp increase in spot prices of commodities due to the above-mentioned supply disruption. Significant increases were recorded in the polyethylene and styrenics/elastomers segment, driven by lower monomers prices.

Results

IVQ		IQ
2020	(€ million)	2021	2020	% Ch.
(139)	Operating profit (loss)	309	(1,910)	..
(110)	Exclusion of inventory holding (gains) losses	(482)	1,691
145	Exclusion of special items	53	235
(104)	Adjusted operating profit (loss)	(120)	16	..
(59)	- Refining & Marketing	(159)	81	..
(45)	- Chemicals	39	(65)	..
(1)	Net finance (expense) income	(12)	(8)
(71)	Net income (expense) from investments	(31)	(10)
(58)	of which: ADNOC R&GT	(35)	(18)
(29)	Income taxes	32	(62)
(205)	Adjusted net profit (loss)	(131)	(64)	..
256	Capital expenditure	127	235	(46)

•	In the first quarter of 2021, the Refining & Marketing business reported an adjusted operating loss of €159 million, a significant contraction from the first quarter 2020 due to the persistent low fuel demand in the reference markets (mainly in Italy and Western Europe) due to the restrictive measures adopted against the COVID-19 pandemic, which drove down the Eni benchmark refining margin (SERM) in negative territory. The throughputs were reduced by 5% in response to the depressed trading environment. The result of the marketing business was negatively affected by lower sales volumes due to the pandemic-related restrictions. The optimization of the industrial setup allowed to recover part of the scenario.
•	In the first quarter of 2021, the Chemical business, managed by Versalis, reported an adjusted operating profit of €39 million, significantly better than the first quarter of 2020 when an adjusted operating loss of €65 million was incurred. The business took advantage from unusual industry-wide disruption from extreme winter weather in the US by higher plants availability, which translated into higher sales volumes (up 33%) and better margins for polymers and elastomers. Global demand for plastics has improved thanks to a broadening economic recovery, with many end-markets like consumer durables and the automotive and packaging sector performing well, which sustained volumes.
•	Adjusted net loss of €131 million in the first quarter, compared to the net loss of €64 million in the same period of 2020, following the worse result of R&M, including the investment in ADNOC Refining & Global Trading (a loss of €35 million in the first quarter of 2021 vs a loss of €18 million in the comparative period).

For the disclosure on business segment special charges, see page 12.

Eni gas e luce, Power & Renewables

Production and sales

IVQ			IQ
2020			2021	2020	% Ch.
	EGL & Renewables
2.51	Retail gas sales	bcm	3.52	3.63	(3)
3.40	Retail power sales to end customers	TWh	3.65	3.28	11
9.57	Retail customers (POD)	mln pod	9.56	9.48	1
87	Energy production from renewable sources	GWh	117	44	..
307	Installed capacity from renewables at period end	MW	307	251	22
77	of which: - photovoltaic	%	77	78
20	- wind		20	19
3	- installed storage capacity		3	3
	Power
6.58	Power sales in the open market	TWh	6.42	6.50	(1)
5.18	Thermoelectric production		5.12	5.46	(6)
•	Retail gas sales amounted to 3.52 bcm in the first quarter of 2021, down by 3% compared to the same period of 2020 as result of reduced consumption in Italy, particularly in the small and medium-sized enterprises segment, due to the economic downturn following the restrictive measures to contain the COVID-19 pandemic, partly offset by higher volumes sold in the European markets.
•	Retail power sales to end customers were 3.65 TWh in the first quarter of 2020, increasing by 11%, benefitting from the growth of the retail customers portfolio.
•	Energy production from renewable sources amounted to 117 GWh in the first quarter of 2021, almost a three-fold increase from the same period of 2020 (44 GWh in the first quarter of 2020) due to the entry into production of new plants in Italy and abroad, as well as the contribution of the U.S. assets acquired in the fourth quarter of 2020.
•	As of March 31, 2021, the installed capacity from renewables was 307 MW, in line with December 31, 2020. Compared to March 31, 2020 the capacity increased by 56 MW thanks to the completion of Batchelor and Manton Dam plants in Australia (up by 25 MW), as well as the acquisition of the U.S. assets, already fully in operation (up by 30 MW).
•	As of March 31, 2020, the capacity under construction/advanced stage of development amounted to over 0.6 GW mainly relating to the Dogger Bank A and B project in the UK (480 MW in Eni share, wind offshore) and to new capacity in Kazakhstan (98 MW, of which 48 MW wind onshore and 50 MW PV solar).
•	Power sales in the open market were 6.42 TWh in the first quarter of 2021, slightly decreased by 1% from the comparative period, due to the economic downturn.

Results

IVQ		IQ
2020	(€ million)	2021	2020	% Ch.
404	Operating profit (loss)	230	100	..
(272)	Exclusion of special items	(28)	91
132	Adjusted operating profit (loss)	202	191	6
96	- Eni gas e luce & Renewables	176	150	17
36	- Power	26	41	(37)
	Net finance (expense) income
2	Net income (expense) from investments	6	8
(39)	Income taxes	(55)	(60)
95	Adjusted net profit (loss)	153	139	10
89	Capital expenditure	84	71	18

•	In the first quarter of 2021, the retail gas and power and renewables business reported an adjusted operating profit of €176 million, up by 17% from the first quarter of 2020, notwithstanding the fact that the Italian economy was still undergoing a contraction. The performance was supported by gains in the extra-commodity business, also leveraging the integration of the distributed photovoltaic business (Evolvere) acquired last year, a growth in the customer base, particularly in the power segment, and lower expected credit losses, following an improving trend in collecting invoiced amounts.
•	The power generation business from gas-fired plants reported lower results down by 37% to €26 million, driven by a lowered crack spread of power against the backdrop of weak demand and reduced plant availability.

For the disclosure on business segment special charges, see page 12.

Group results

IVQ		IQ
2020	(€ million)	2021	2020	% Ch.
11,631	Sales from operations	14,494	13,873	4
280	Operating profit (loss)	1,862	(1,095)	..
(69)	Exclusion of inventory holding (gains) losses	(464)	1,577
277	Exclusion of special items ⁽ᵃ⁾	(77)	825
488	Adjusted operating profit (loss)	1,321	1,307	1
	Breakdown by segment:
802	Exploration & Production	1,378	1,037	33
(101)	GGP	(30)	233	..
(104)	Refining & Marketing and Chemicals	(120)	16	..
132	EGL, Power & Renewables	202	191	6
(84)	Corporate and other activities	(146)	(204)	28
(157)	Impact of unrealized intragroup profit elimination and other consolidation adjustments	37	34
	Utile (perdita) operativo adjusted - continuing operations			#DIV/0!

(797)	Net profit (loss) attributable to Eni's shareholders	856	(2,929)
(49)	Exclusion of inventory holding (gains) losses	(329)	1,118
896	Exclusion of special items ⁽ᵃ⁾	(257)	1,870
50	Adjusted net profit (loss) attributable to Eni's shareholders	270	59
(a) For further information see table "Breakdown of special items".

Adjusted results

•	In the first quarter of 2021, the Group reported an adjusted operating profit of €1,321 million, unchanged from the same period in 2020 due to a strengthening upstream scenario in line with the recovery in crude oil prices (Brent price up by 21% in USD). This positive trend was offset by the appreciation of the euro over the US dollar (up by 9%), lower production volumes due to OPEC+ cuts and capital discipline in the development of hydrocarbons reserves as well as the negative results suffered by the GGP and the R&M businesses. The chemical business rebounded strongly driven by higher plant availability and improved product margins due to higher demand and unusual industry supply conditions. A positive result was also reported in the retail gas and power and renewables segment. The Group result compared strongly with the fourth quarter 2020, reporting an approximately threefold increase due to a recovery in the oil price scenario, while maintaining a flat hydrocarbons production level.

•	The Group reported an adjusted net result of €270 million in the first quarter 2021, a noticeable improvement compared to first quarter 2020 (up by 358%) due to lower finance expenses, higher results at equity-accounted JVs and associates, in particular the positive performance of the Vår Energi JV, as well as a lower tax rate (down by approximately 17 p.p.).

Review of the Group’s tax rate

The first quarter 2021 result was affected by a consolidated tax rate which decreased to 75% from about 90% in the first quarter of 2020. The main driver of this reduction was the E&P tax rate which landed at about 50% vs 75% in the year-ago quarter, reflecting an improved geographical mix of profits on the back of a better scenario, which lowered the relative weigh of jurisdictions characterized by higher tax rates, like Libya, Egypt, Algeria and UAE. The higher average Group tax rate was due to the circumstance that the Group did not recognize deferred tax assets for its operating losses at Italian businesses due to uncertainty about their future recoverability. A normalized measure of tax rate which normalizes this latter trend is disclosed below:

(€ million)	First Quarter 2021
	reported (ex-special items)	unrecognized deferred tax assets on losses for the period	normalized tax rate
Pre-tax profit	1,096		1,096

Accrued income taxes	(822)	186	(636)

Tax rate	75.0%		58.0%

Special items

The breakdown of special items recorded in operating profit by segment (a net gain of €77 million in the first quarter 2021) is as follows:

•	E&P: reported net gains of €76 million related to disposal of non-strategic assets in Nigeria as well as provisions for extraordinary credit losses (€15 million);
•	GGP: net gains of €101 million included the accounting effect of certain fair-valued commodity derivatives lacking the formal criteria to be classified as hedges or to be elected under the own use accounting (€154 million); a gain due to the difference between the gas inventories value accounted for under the weighted-average cost method provided by IFRS and management’s own measure of inventories which moves forward at the time of inventory drawdown the margins captured on volumes in inventories above their normal levels leveraging the seasonal spread in gas prices net of the effects of the associated commodity derivatives (€31 million); and the reclassification to adjusted operating profit of the positive balance of €83 million related to derivative financial instruments used to manage margin exposure to foreign currency exchange rate movements and exchange translation differences of commercial payables and receivables;
•	R&M and Chemicals: net charges of €53 million included the write down (€24 million) of capital expenditures made for compliance to safety rules and stay-in-business at certain Cash Generating Units with expected negative cash flows. Other special items related to environmental charges (€24 million), as well as the accounting effect of certain fair-valued commodity derivatives lacking the formal criteria to be classified as hedges (charge of €22 million);
•	EGL, Power & Renewables: net gain of €28 million included the accounting effect of certain fair-valued commodity derivatives lacking the formal criteria to be classified as hedges.

Special tax items essentially included the offset of the notional tax debt on the profit on stock (€ 135 million).

Net borrowings and cash flow from operations

IVQ		IQ
2020	(€ million)	2021	2020	Change
(795)	Net profit (loss)	860	(2,927)	3,787
	Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
2,476	- depreciation, depletion and amortization and other non monetary items	1,463	3,335	(1,872)
(3)	- net gains on disposal of assets	(82)	(3)	(79)
627	- dividends, interests and taxes	1,047	721	326
(632)	Changes in working capital related to operations	(1,191)	685	(1,876)
96	Dividends received by equity investments	150	156	(6)
(625)	Taxes paid	(663)	(738)	75
(156)	Interests (paid) received	(208)	(254)	46
988	Net cash provided by operating activities	1,376	975	401
(1,187)	Capital expenditure	(1,139)	(1,590)	451
(33)	Investments	(520)	(222)	(298)
15	Disposal of consolidated subsidiaries, businesses, tangible and intangible assets and investments	169	8	161
(12)	Other cash flow related to investing activities	5	(93)	98
(229)	Free cash flow	(109)	(922)	813
186	Net cash inflow (outflow) related to financial activities	(551)	(735)	184
(164)	Changes in short and long-term financial debt	(96)	(452)	356
(193)	Repayment of lease liabilities	(219)	(249)	30
(8)	Dividends paid and changes in non-controlling interests and reserves
2,975	Net issue (repayment) of perpetual hybrid bond	(10)		(10)
(33)	Effect of changes in consolidation and exchange differences of cash and cash equivalent	36	5	31
2,534	NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENT	(949)	(2,353)	1,404
1,582	Cash flow from operations before changes in working capital at replacement cost	1,960	2,222	(262)

IVQ		IQ
2020	(€ million)	2021	2020	Change
(229)	Free cash flow	(109)	(922)	813
(193)	Repayment of lease liabilities	(219)	(249)	30
	Net borrowings of acquired companies	(170)	(66)	(104)
412	Exchange differences on net borrowings and other changes	(163)	(206)	43
(8)	Dividends paid and changes in non-controlling interest and reserves
2,975	Net issue (repayment) of perpetual hybrid bond	(10)		(10)
2,957	CHANGE IN NET BORROWINGS BEFORE LEASE LIABILITIES	(671)	(1,443)	772
193	Repayment of lease liabilities	219	249	(30)
117	Inception of new leases and other changes	(469)	(362)	(107)
310	Change in lease liabilities	(250)	(113)	(137)
3,267	CHANGE IN NET BORROWINGS AFTER LEASE LIABILITIES	(921)	(1,556)	635

Net cash provided by operating activities for the first quarter 2021 was €1,376 million. This benefitted from a higher amount of trade receivables due in subsequent reporting periods divested to financing institutions compared to the fourth quarter 2020 (+€0.46 billion).

Cash flow from operations before changes in working capital at replacement cost was €1,960 million. This non-GAAP measure includes net cash provided by operating activities before changes in working capital excluding inventory holding gains or losses and provisions for extraordinary credit losses and other charges, as well as the fair value of commodity derivatives lacking the formal criteria to be designated as hedges and the fair value of forward gas sale contracts with physical delivery which were not accounted in accordance with the own use exemption.

A reconciliation of cash flow from operations before changes in working capital at replacement cost to net cash provided by operating activities for the first quarter of 2020 and 2021 is provided below:

	IQ 2021
(€ million)	Reported	Stock profit	FV derivatives	Provisions for extraordinary credit losses and other charges	Adjusted
Cash flow before working capital	2,567	(464)	(158)	15	1,960

Changes in working capital	(1,191)	464	158	(15)	(584)

CFFO	1,376				1,376

	IQ 2020
(€ million)	Reported	Stock profit	FV derivatives	Provisions for extraordinary credit losses and other charges	Adjusted
Cash flow before working capital	290	1,577	269	86	2,222

Changes in working capital	685	(1,577)	(269)	(86)	(1,247)

CFFO	975				975

Cash outflows for capital expenditure, investments and business combinations were €1.6 billion, including the acquisition of a 20% interest in the Dogger Bank A/B offshore wind project in the North Sea. The restructuring of the UFG joint venture resulted in an overall net cash inflow to Eni, accounted for in the “disposals” item of the statement. Disposals also included the consideration on the sale of certain non-strategic assets in the E&P segment. Net of the above-mentioned non-organic items and of utilization of trade advances cashed by Egyptian partners in previous reporting periods in relation to the financing of the Zohr project (€0.27 billion), net capital expenditures amounted to €1.4 billion, 30% lower than the same period of 2020 leveraging the curtailments implemented by the management following a review of the industrial plan 2020-2021 in response to the pandemic COVID-19 crisis.

Summarized Group Balance Sheet

(€ million)	March 31, 2021	Dec. 31, 2020	Change

Fixed assets
Property, plant and equipment	55,869	53,943	1,926
Right of use	4,804	4,643	161
Intangible assets	3,117	2,936	181
Inventories - Compulsory stock	1,196	995	201
Equity-accounted investments and other investments	8,153	7,706	447
Receivables and securities held for operating purposes	1,058	1,037	21
Net payables related to capital expenditure	(1,380)	(1,361)	(19)
	72,817	69,899	2,918
Net working capital
Inventories	4,414	3,893	521
Trade receivables	9,106	7,087	2,019
Trade payables	(9,565)	(8,679)	(886)
Net tax assets (liabilities)	(3,806)	(2,198)	(1,608)
Provisions	(13,659)	(13,438)	(221)
Other current assets and liabilities	(631)	(1,328)	697
	(14,141)	(14,663)	522
Provisions for employee post-retirements benefits	(1,257)	(1,201)	(56)
Assets held for sale including related liabilities	45	44	1
CAPITAL EMPLOYED, NET	57,464	54,079	3,385

Eni's shareholders equity	39,875	37,415	2,460
Non-controlling interest	82	78	4
Shareholders' equity	39,957	37,493	2,464
Net borrowings before lease liabilities ex IFRS 16	12,239	11,568	671
Lease liabilities	5,268	5,018	250
- of which Eni working interest	3,571	3,366	205
- of which Joint operators' working interest	1,697	1,652	45
Net borrowings after lease liabilities ex IFRS 16	17,507	16,586	921
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	57,464	54,079	3,385
Leverage before lease liabilities ex IFRS 16	0.31	0.31	..
Leverage after lease liabilities ex IFRS 16	0.44	0.44	..
Gearing	0.30	0.31	..

•	As of March 31, 2021, fixed assets increased by approximately €3 billion mainly due to the appreciation of the US dollar vs. the EURO (the EUR vs. USD exchange rate was 1.17 as of March 31, 2021 vs. 1.22 as of December 31, 2020), while capital expenditures and acquisitions made in the period were offset by DD&A.
•	Net working capital (-€14 billion) was broadly unchanged y-o-y. A higher balance between trade payables and trade receivables (approximately up by €1.1 billion) and an increased value of oil and products inventories due to the weighted-average cost method accounting in an environment of rising prices (+€0.5 billion) were offset by increased tax liabilities due to indirect taxes in Italy (payment of excise duties for the month of December in the same month).
•	Shareholders’ equity (€40 billion) increased by approximately €2.5 billion compared to December 31, 2020 due to the net profit for the period (€0.86 billion) and positive foreign currency translation differences (+€1.5 billion).
•	Net borrowings before lease liabilities[1] as of March 31, 2021 were €12.2 billion increasing by €0.67 billion from 2020 mainly due to the financing of M&A transactions and exchange rate differences.
•	Leverage[2] – the ratio of the borrowings to total equity - was 0.31 at March 31, 2021 unchanged compared to December 31, 2020.

1 Details on net borrowings are furnished on page 23.

2 Non-GAAP financial measures and other alternative performance indicators disclosed throughout this press release are accompanied by explanatory notes and tables in line with guidance provided by ESMA guidelines on alternative performance measures (ESMA/2015/1415), published on October 5, 2015. For further information, see the section “Non-GAAP measures” of this press release. See pages 17 and subsequent.

Other information, basis of presentation and disclaimer

This press release on Eni’s results for the first quarter of 2021 has been prepared on a voluntary basis according to article 82-ter, Regulations on issuers (CONSOB Regulation No. 11971 of May 14, 1999 and subsequent amendments and inclusions). The disclosure of results and business trends on a quarterly basis is consistent with Eni’s policy to provide the market and investors with regular information about the Company’s financial and industrial performances and business prospects considering the reporting policy followed by oil&gas peers who are communicating results on quarterly basis.

Results and cash flow are presented for the first quarter of 2021 and of 2020 as well as the fourth quarter of 2020. Information on the Company’s financial position relates to end of the periods as of March 31, 2021 and December 31, 2020.

Accounts set forth herein have been prepared in accordance with the evaluation and recognition criteria set by the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and adopted by the European Commission according to the procedure set forth in Article 6 of the European Regulation (CE) No. 1606/2002 of the European Parliament and European Council of July 19, 2002.

These criteria are unchanged from the 2020 Annual Report on Form 20-F filed with the US SEC on April 2, 2021, which investors are urged to read.

* * *

Non-GAAP financial measures and other alternative performance indicators disclosed throughout this press release are accompanied by explanatory notes and tables in line with guidance provided by ESMA guidelines on alternative performance measures (ESMA/2015/1415), published on October 5, 2015. For further information, see the section “Alternative performance measures (Non-GAAP measures)” of this press release.

The manager responsible for the preparation of the Company’s financial reports, Francesco Esposito, declares pursuant to rule 154-bis paragraph 2 of Legislative Decree No. 58/1998 that data and information disclosed in this press release correspond to the Company’s evidence and accounting books and records.

* * *

Disclaimer

This press release, in particular the statements under the section “Outlook”, contains certain forward-looking statements particularly those regarding capital expenditure, development and management of oil and gas resources, dividends, share repurchases, allocation of future cash flow from operations, future operating performance, gearing, targets of production and sales growth, new markets and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors, including the impact of the pandemic disease, the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and pricing; operational issues; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors and other factors discussed elsewhere in this document. Due to the seasonality in demand for natural gas and certain refined products and the changes in a number of external factors affecting Eni’s operations, such as prices and margins of hydrocarbons and refined products, Eni’s results from operations and changes in net borrowings for the quarter of the year cannot be extrapolated on an annual basis.

* * *

Company Contacts

Press Office: Tel. +39.0252031875 - +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): +80011223456

Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

website: www.eni.com

* * *

Eni

Società per Azioni, Rome, Piazzale Enrico Mattei, 1

Share capital: €4,005,358,876 fully paid.

Tax identification number 00484960588

Tel.: +39 0659821 - Fax: +39 0659822141

This press release for the first quarter of 2021 (unaudited) is also available on Eni’s website eni.com.

Alternative performance indicators (Non-GAAP measures)

Management evaluates underlying business performance on the basis of Non-GAAP financial measures, which are not provided by IFRS (“Alternative performance measures”), such as adjusted operating profit, adjusted net profit, which are arrived at by excluding from reported results certain gains and losses, defined special items, which include, among others, asset impairments, including impairments of deferred tax assets, gains on disposals, risk provisions, restructuring charges, the accounting effect of fair-valued derivatives used to hedge exposure to the commodity, exchange rate and interest rate risks, which lack the formal criteria to be accounted as hedges, and analogously evaluation effects of assets and liabilities utilized in a relation of natural hedge of the above mentioned market risks. Furthermore, in determining the business segments’ adjusted results, finance charges on finance debt and interest income are excluded (see below). In determining adjusted results, inventory holding gains or losses are excluded from base business performance, which is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting as required by IFRS, except in those business segments where inventories are utilized as a lever to optimize margins.

Finally, the same special charges/gains are excluded from the Eni’s share of results at JVs and other equity accounted entities, including any profit/loss on inventory holding.

Management is disclosing Non-GAAP measures of performance to facilitate a comparison of base business performance across periods, and to allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models.

Non-GAAP financial measures should be read together with information determined by applying IFRS and do not stand in for them. Other companies may adopt different methodologies to determine Non-GAAP measures.

Follows the description of the main alternative performance measures adopted by Eni. The measures reported below refer to the performance of the reporting periods disclosed in this press release:

Adjusted operating and net profit

Adjusted operating profit and adjusted net profit are determined by excluding inventory holding gains or losses, special items and, in determining the business segments’ adjusted results, finance charges on finance debt and interest income. The adjusted operating profit of each business segment reports gains and losses on derivative financial instruments entered into to manage exposure to movements in foreign currency exchange rates, which impact industrial margins and translation of commercial payables and receivables. Accordingly, also currency translation effects recorded through profit and loss are reported within business segments’ adjusted operating profit. The taxation effect of the items excluded from adjusted operating or net profit is determined based on the specific rate of taxes applicable to each of them.

Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations. Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production segment).

Inventory holding gain or loss

This is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting as required by IFRS.

Special items

These include certain significant income or charges pertaining to either: (i) infrequent or unusual events and transactions, being identified as non-recurring items under such circumstances; (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones. Exchange rate differences and derivatives relating to industrial activities and commercial payables and receivables, particularly exchange rate derivatives to manage commodity pricing formulas which are quoted in a currency other than the functional currency are reclassified in operating profit with a corresponding adjustment to net finance charges, notwithstanding the handling of foreign currency exchange risks is made centrally by netting off naturally-occurring opposite positions and then dealing with any residual risk exposure in the derivative market. Finally, special items include the accounting effects of fair-valued commodity derivatives relating to commercial exposures, in addition to those which lack the criteria to be designed as hedges, also those which are not eligible for the own use exemption, including the ineffective portion of cash flow hedges, as well as the accounting effects of settled commodity and exchange rates derivatives whenever it is deemed that the underlying transaction is expected to occur in future reporting periods.

Correspondently, special charges/gains also include the evaluation effects relating to assets/liabilities utilized in a natural hedge relation to offset a market risk, as in the case of accrued currency differences at finance debt denominated in a currency other than the reporting currency, where the cash outflows for the reimbursement are matched by highly probable cash inflows in the same currency. The deferral of both the unrealized portion of fair-valued commodity and other derivatives and evaluation effects are reversed to future reporting periods when the underlying transaction occurs.

As provided for in Decision No. 15519 of July 27, 2006 of the Italian market regulator (CONSOB), non-recurring material income or charges are to be clearly reported in the management’s discussion and financial tables.

Leverage

Leverage is a Non-GAAP measure of the Company’s financial condition, calculated as the ratio between net borrowings and shareholders’ equity, including non-controlling interest. Leverage is the reference ratio to assess the solidity and efficiency of the Group balance sheet in terms of incidence of funding sources including third-party funding and equity as well as to carry out benchmark analysis with industry standards.

Gearing

Gearing is calculated as the ratio between net borrowings and capital employed net and measures how much of capital employed net is financed recurring to third-party funding.

Cash flow from operations before changes in working capital at replacement cost

This is defined as net cash provided from operating activities before changes in working capital at replacement cost. It also excludes certain non-recurring charges such as extraordinary credit allowances and, considering the high market volatility, changes in the fair value of commodity derivatives lacking the formal criteria to be designed as hedges, including derivatives which were not eligible for the own use exemption, the ineffective portion of cash flow hedges, as well as the effects of certain settled commodity derivatives whenever it is deemed that the underlying transaction is expected to occur in future reporting periods.

Free cash flow

Free cash flow represents the link existing between changes in cash and cash equivalents (deriving from the statutory cash flows statement) and in net borrowings (deriving from the summarized cash flow statement) that occurred from the beginning of the period to the end of period. Free cash flow is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; (ii) changes in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange rate differences.

Net borrowings

Net borrowings is calculated as total finance debt less cash, cash equivalents and certain very liquid investments not related to operations, including among others non-operating financing receivables. Financial activities are qualified as “not related to operations” when these are not strictly related to the business operations.

Reconciliation tables of Non-GAAP results to the most comparable measures of financial performance determined in accordance to GAAPs

(€ million)
First Quarter 2021	Exploration & Production	Global Gas & LNG Portfolio	Refining & Marketing and Chemicals	Eni gas e luce, Power & Renewables	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP

Reported operating profit (loss)	1,396	71	309	230	(163)	19	1,862
Exclusion of inventory holding (gains) losses			(482)			18	(464)
Exclusion of special items:
environmental charges			24				24
impairment losses (impairment reversals), net	6		24		3		33
net gains on disposal of assets	(76)		(6)	(1)			(83)
risk provisions
provision for redundancy incentives	7		10	1	13		31
commodity derivatives		(154)	22	(26)			(158)
exchange rate differences and derivatives	6	83	(9)	(2)			78
other	39	(30)	(12)		1		(2)
Special items of operating profit (loss)	(18)	(101)	53	(28)	17		(77)
Adjusted operating profit (loss)	1,378	(30)	(120)	202	(146)	37	1,321
Net finance (expense) income ⁽ᵃ⁾	(96)	(3)	(12)		(139)		(250)
Net income (expense) from investments ⁽ᵃ⁾	90	(3)	(31)	6	(37)		25
Income taxes ⁽ᵃ⁾	(642)	6	32	(55)	(153)	(10)	(822)
Tax rate (%)							75.0
Adjusted net profit (loss)	730	(30)	(131)	153	(475)	27	274
of which:
- Adjusted net profit (loss) of non-controlling interest							4
- Adjusted net profit (loss) attributable to Eni's shareholders							270
Reported net profit (loss) attributable to Eni's shareholders							856
Exclusion of inventory holding (gains) losses							(329)
Exclusion of special items							(257)
Adjusted net profit (loss) attributable to Eni's shareholders							270
(a) Excluding special items.

(€ million)
First Quarter 2020	Exploration & Production	Global Gas & LNG Portfolio	Refining & Marketing and Chemicals	Eni gas e luce, Power & Renewables	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP

Reported operating profit (loss)	715	101	(1,910)	100	(249)	148	(1,095)
Exclusion of inventory holding (gains) losses			1,691			(114)	1,577
Exclusion of special items:
environmental charges			15				15
impairment losses (impairment reversals), net	197		139	1	4		341
net gains on disposal of assets	1		(3)				(2)
risk provisions	27				(1)		26
provision for redundancy incentives	5	1	3	1	12		22
commodity derivatives		92	85	92			269
exchange rate differences and derivatives	(1)	49	(7)	(3)			38
other	93	(10)	3		30		116
Special items of operating profit (loss)	322	132	235	91	45		825
Adjusted operating profit (loss)	1,037	233	16	191	(204)	34	1,307
Net finance (expense) income ⁽ᵃ⁾	(115)		(8)		(337)		(460)
Net income (expense) from investments ⁽ᵃ⁾	(59)	(9)	(10)	8	(3)		(73)
Income taxes ⁽ᵃ⁾	(651)	(52)	(62)	(60)	121	(9)	(713)
Tax rate (%)							92.1
Adjusted net profit (loss)	212	172	(64)	139	(423)	25	61
of which:
- Adjusted net profit (loss) of non-controlling interest							2
- Adjusted net profit (loss) attributable to Eni's shareholders							59
Reported net profit (loss) attributable to Eni's shareholders							(2,929)
Exclusion of inventory holding (gains) losses							1,118
Exclusion of special items							1,870
Adjusted net profit (loss) attributable to Eni's shareholders							59
(a) Excluding special items.

(€ million)
Fourth Quarter 2020	Exploration & Production	Global Gas & LNG Portfolio	Refining & Marketing and Chemicals	Eni gas e luce, Power & Renewables	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP

Reported operating profit (loss)	554	(290)	(139)	404	(51)	(198)	280
Exclusion of inventory holding (gains) losses			(110)			41	(69)
Exclusion of special items:
environmental charges	18		11	1	(130)		(100)
impairment losses (impairment reversals), net	231	2	201	(4)	8		438
net gains on disposal of assets			(3)				(3)
risk provisions	7		5	10	14		36
provision for redundancy incentives	17		18	(7)	4		32
commodity derivatives		389	(60)	(278)			51
exchange rate differences and derivatives	6	(83)	25				(52)
other	(31)	(119)	(52)	6	71		(125)
Special items of operating profit (loss)	248	189	145	(272)	(33)		277
Adjusted operating profit (loss)	802	(101)	(104)	132	(84)	(157)	488
Net finance (expense) income ⁽ᵃ⁾	(45)		(1)		(130)		(176)
Net income (expense) from investments ⁽ᵃ⁾	161	(4)	(71)	2	(26)		62
Income taxes ⁽ᵃ⁾	(290)	26	(29)	(39)	(20)	30	(322)
Tax rate (%)							86.1
Adjusted net profit (loss)	628	(79)	(205)	95	(260)	(127)	52
of which:
- Adjusted net profit (loss) of non-controlling interest							2
- Adjusted net profit (loss) attributable to Eni's shareholders							50
Reported net profit (loss) attributable to Eni's shareholders							(797)
Exclusion of inventory holding (gains) losses							(49)
Exclusion of special items							896
Adjusted net profit (loss) attributable to Eni's shareholders							50
(a) Excluding special items.

Breakdown of special items

IVQ		IQ
2020	(€ million)	2021	2020
(100)	Environmental charges	24	15
438	Impairment losses (impairment reversals), net	33	341
(3)	Net gains on disposal of assets	(83)	(2)
36	Risk provisions		26
32	Provisions for redundancy incentives	31	22
51	Commodity derivatives	(158)	269
(52)	Exchange rate differences and derivatives	78	38
(125)	Other	(2)	116
277	Special items of operating profit (loss)	(77)	825
68	Net finance (income) expense	(77)	(52)
	of which:
52	- exchange rate differences and derivatives reclassified to operating profit (loss)	(78)	(38)
399	Net income (expense) from investments	(47)	817
	of which:
370	- impairment/revaluation of equity investments	(47)	595
152	Income taxes	(56)	280
896	Total special items of net profit (loss)	(257)	1,870

Analysis of Profit and Loss account items

Sales from operations

IVQ		IQ
2020	(€ million)	2021	2020	% Ch.
3,495	Exploration & Production	4,231	4,194	1
2,198	Global Gas & LNG Portfolio	2,915	2,480	18
6,557	Refining & Marketing and Chemicals	7,887	7,450	6
2,122	EGL, Power & Renewables	2,730	2,649	3
446	Corporate and other activities	386	383	1
(3,187)	Consolidation adjustments	(3,655)	(3,283)
11,631		14,494	13,873	4

Operating expenses

IVQ		IQ
2020	(€ million)	2021	2020	% Ch.
8,834	Purchases, services and other	10,260	11,669	(12)
12	Impairment losses (impairment reversals) of trade and other receivables, net	134	72	86
644	Payroll and related costs	791	838	(6)
32	of which: provision for redundancy incentives and other	31	22
9,490		11,185	12,579	(11)

DD&A, impairments, reversals and write-off

IVQ		IQ
2020	(€ million)	2021	2020	% Ch.
1,407	Exploration & Production	1,442	1,621	(11)
31	Global Gas & LNG Portfolio	35	32	9
142	Refining & Marketing and Chemicals	138	149	(7)
61	EGL, Power & Renewables	58	50	16
37	Corporate and other activities	35	36	(3)
(8)	Impact of unrealized intragroup profit elimination	(8)	(8)
1,670	Total depreciation, depletion and amortization	1,700	1,880	(10)
438	Impairment losses (impairment reversals) of tangible and intangible and right of use assets, net	33	341	(90)
2,108	Depreciation, depletion, amortization, impairments and reversals	1,733	2,221	(22)
18	Write-off of tangible and intangible assets	5	118	(96)
2,126		1,738	2,339	(26)

Income (expense) from investments

(€ million)
First Quarter 2021	Exploration & Production	Global Gas & LNG Portfolio	Refining & Marketing and Chemicals	Eni gas e luce, Power & Renewables	Corporate and other activities	Group
Share of profit (loss) from equity-accounted investments	68	(3)	13	6	(42)	42
Dividends	24		3			27
Other income (expense), net		3				3
	92		16	6	(42)	72

Leverage and net borrowings

Leverage is a measure used by management to assess the Company’s level of indebtedness. It is calculated as a ratio of net borrowings to shareholders’ equity, including non-controlling interest. Management periodically reviews leverage in order to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out benchmark analysis with industry standards.

(€ million)	March 31, 2021	Dec. 31, 2020	Change
Total debt	27,026	26,686	340
- Short-term debt	4,654	4,791	(137)
- Long-term debt	22,372	21,895	477
Cash and cash equivalents	(8,460)	(9,413)	953
Securities held for trading	(6,158)	(5,502)	(656)
Financing receivables held for non-operating purposes	(169)	(203)	34
Net borrowings before lease liabilities ex IFRS 16	12,239	11,568	671
Lease Liabilities	5,268	5,018	250
- of which Eni working interest	3,571	3,366	205
- of which Joint operators' working interest	1,697	1,652	45
Net borrowings after lease liabilities ex IFRS 16	17,507	16,586	921
Shareholders' equity including non-controlling interest	39,957	37,493	2,464
Leverage before lease liability ex IFRS 16	0.31	0.31
Leverage after lease liability ex IFRS 16	0.44	0.44

Pro-forma leverage

(€ million)	Reported measure	Lease liabilities of Joint operators' working interest	Pro-forma measure
Net borrowings after lease liabilities ex IFRS 16	17,507	1,697	15,810

Shareholders' equity including non-controlling interest	39,957		39,957

Pro-forma leverage	0.44		0.40

Pro-forma leverage is net of followers’ lease liabilities which are recovered through a cash call mechanism.

Net borrowings are calculated under CONSOB provisions on Net Financial Position (Com. no. DEM/6064293 of 2006).

Condolidated financial statements

BALANCE SHEET

(€ million)
	March 31, 2021	Dec. 31, 2020
ASSETS
Current assets
Cash and cash equivalents	8,460	9,413
Other financial activities held for trading	6,158	5,502
Other financial assets	219	254
Trade and other receivables	13,391	10,926
Inventories	4,414	3,893
Income tax assets	190	184
Other assets	2,975	2,686
	35,807	32,858
Non-current assets
Property, plant and equipment	55,869	53,943
Right of use assets	4,804	4,643
Intangible assets	3,117	2,936
Inventory - compulsory stock	1,196	995
Equity-accounted investments	7,171	6,749
Other investments	982	957
Other financial assets	1,031	1,008
Deferred tax assets	4,123	4,109
Income tax assets	145	153
Other assets	1,235	1,253
	79,673	76,746
Assets held for sale	154	44
TOTAL ASSETS	115,634	109,648
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term debt	3,118	2,882
Current portion of long-term debt	1,536	1,909
Current portion of long-term lease liabilities	892	849
Trade and other payables	13,754	12,936
Income taxes payable	429	243
Other liabilities	5,994	4,872
	25,723	23,691
Non-current liabilities
Long-term debt	22,372	21,895
Long-term lease liabilities	4,376	4,169
Provisions for contingencies	13,659	13,438
Provisions for employee benefits	1,257	1,201
Deferred tax liabilities	5,759	5,524
Income taxes payable	358	360
Other liabilities	2,064	1,877
	49,845	48,464
Liabilities directly associated with assets held for sale	109
TOTAL LIABILITIES	75,677	72,155
Share capital	4,005	4,005
Retained earnings	25,394	34,043
Cumulative currency translation differences	5,426	3,895
Other reserves and equity instruments	4,775	4,688
Treasury shares	(581)	(581)
Net profit (loss)	856	(8,635)
Total Eni shareholders' equity	39,875	37,415
Non-controlling interest	82	78
TOTAL SHAREHOLDERS' EQUITY	39,957	37,493
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	115,634	109,648

GROUP PROFIT AND LOSS ACCOUNT

IVQ		IQ
2020	(€ million)	2021	2020
11,631	Sales from operations	14,494	13,873
306	Other income and revenues	305	213
11,937	Total revenues	14,799	14,086
(8,834)	Purchases, services and other	(10,260)	(11,669)
(12)	Impairment reversals (impairment losses) of trade and other receivables, net	(134)	(72)
(644)	Payroll and related costs	(791)	(838)
(41)	Other operating (expense) income	(14)	(263)
(1,670)	Depreciation, Depletion and Amortization	(1,700)	(1,880)
(438)	Impairment reversals (impairment losses) of tangible, intangible and right of use assets, net	(33)	(341)
(18)	Write-off of tangible and intangible assets	(5)	(118)
280	OPERATING PROFIT (LOSS)	1,862	(1,095)
355	Finance income	1,239	1,345
(857)	Finance expense	(1,149)	(1,518)
13	Net finance income (expense) from financial assets held for trading	8	(99)
245	Derivative financial instruments	(271)	(136)
(244)	FINANCE INCOME (EXPENSE)	(173)	(408)
(355)	Share of profit (loss) of equity-accounted investments	42	(876)
18	Other gain (loss) from investments	30	(14)
(337)	INCOME (EXPENSE) FROM INVESTMENTS	72	(890)
(301)	PROFIT (LOSS) BEFORE INCOME TAXES	1,761	(2,393)
(494)	Income taxes	(901)	(534)
(795)	Net profit (loss)	860	(2,927)
	attributable to:
(797)	- Eni's shareholders	856	(2,929)
2	- Non-controlling interest	4	2

	Earnings per share (€ per share)
(0.22)	- basic	0.24	(0.82)
(0.22)	- diluted	0.24	(0.82)
	Weighted average number of shares outstanding (million)
3,572.5	- basic	3,572.5	3,572.5
3,576.8	- diluted	3,579.0	3,574.8

COMPREHENSIVE INCOME (LOSS)

	IQ
(€ million)	2021	2020
Net profit (loss)	860	(2,927)
Items that are not reclassified to profit or loss in later periods	(7)	(4)
Change in the fair value of interests with effects on other comprehensive income	(7)	(4)
Items that may be reclassified to profit in later periods	1,636	407
Currency translation differences	1,531	578
Change in the fair value of cash flow hedging derivatives	172	(427)
Share of other comprehensive income on equity-accounted entities	(18)	133
Taxation	(49)	123

Total other items of comprehensive income (loss)	1,629	403
Total comprehensive income (loss)	2,489	(2,524)
attributable to:
- Eni's shareholders	2,485	(2,526)
- Non-controlling interest	4	2

CHANGES IN SHAREHOLDERS’ EQUITY

(€ million)
Shareholders' equity at January 1, 2020		47,900
Total comprehensive income (loss)	(2,524)
Other changes	9
Total changes		(2,515)
Shareholders' equity at March 31, 2020		45,385
attributable to:
- Eni's shareholders		45,277
- Non-controlling interest		108

Shareholders' equity at January 1, 2021		37,493
Total comprehensive income (loss)	2,489
Payments on perpetual subordinated bonds	(10)
Other changes	(15)
Total changes		2,464
Shareholders' equity at March 31, 2021		39,957
attributable to:
- Eni's shareholders		39,875
- Non-controlling interest		82

GROUP CASH FLOW STATEMENT

IVQ		IQ
2020	(€ million)	2021	2020
(795)	Net profit (loss)	860	(2,927)
	Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
1,670	Depreciation, depletion and amortization	1,700	1,880
438	Impairment losses (impairment reversals) of tangible, intangible and right of use, net	33	341
18	Write-off of tangible and intangible assets	5	118
355	Share of (profit) loss of equity-accounted investments	(42)	876
(3)	Gains on disposal of assets, net	(82)	(3)
(46)	Dividend income	(27)	(16)
(30)	Interest income	(21)	(28)
209	Interest expense	194	231
494	Income taxes	901	534
(1)	Other changes	(263)	83
(632)	Cash flow from changes in working capital	(1,191)	685
(24)	- inventories	(604)	1,777
(177)	- trade receivables	(1,688)	225
1,077	- trade payables	513	(1,624)
(580)	- provisions for contingencies	(77)	(96)
(928)	- other assets and liabilities	665	403
(4)	Net change in the provisions for employee benefits	30	37
96	Dividends received	150	156
21	Interest received	12	23
(177)	Interest paid	(220)	(277)
(625)	Income taxes paid, net of tax receivables received	(663)	(738)
988	Net cash provided by operating activities	1,376	975
(1,312)	Cash flow from investing activities	(1,702)	(1,957)
(1,099)	- tangible assets	(1,093)	(1,529)
(88)	- intangible assets	(46)	(61)
	- consolidated subsidiaries and businesses net of cash and cash equivalent acquired		(99)
(33)	- investments	(520)	(123)
(37)	- securities and financing receivables held for operating purposes	(27)	(50)
(55)	- change in payables in relation to investing activities	(16)	(95)
95	Cash flow from disposals	217	60
5	- tangible assets	88	4
	- consolidated subsidiaries and businesses net of cash and cash equivalent disposed of	81
10	- investments		4
37	- securities and financing receivables held for operating purposes	58	52
43	- change in receivables in relation to disposals	(10)
186	Net change in receivables and securities not held for operating purposes	(551)	(735)
(1,031)	Net cash used in investing activities	(2,036)	(2,632)

GROUP CASH FLOW STATEMENT (continued)

IVQ		IQ
2020	(€ million)	2021	2020
146	Increase in long-term debt	221	999
(479)	Repayments of long-term debt	(448)	(1,035)
(193)	Repayment of lease liabilities	(219)	(249)
169	Increase (decrease) in short-term financial debt	131	(416)
(8)	Dividends paid to Eni's shareholders
2,975	Issue of perpetual subordinated bonds
	Payments on perpetual subordinated bonds	(10)
2,610	Net cash used in financing activities	(325)	(701)
(33)	Effect of exchange rate changes on cash and cash equivalents and other changes	36	5
2,534	Net increase (decrease) in cash and cash equivalent	(949)	(2,353)
6,879	Cash and cash equivalents - beginning of the period	9,413	5,994
9,413	Cash and cash equivalents - end of the period ⁽ᵃ⁾	8,464	3,641
(a) Cash and cash equivalents as of March 31, 2021, include €4 million of cash and cash equivalents of consolidated subsidiaries held for sale that were reported in the item Assets held for sale in the balance sheet.

SUPPLEMENTAL INFORMATION

IVQ		IQ
2020	(€ million)	2021	2020
	Investment of consolidated subsidiaries and businesses
	Current assets		14
11	Non-current assets		171
	Cash and cash equivalents (net borrowings)		(63)
(6)	Current and non-current liabilities		(9)
5	Net effect of investments		113
(5)	Non-controlling interest		(11)
	Purchase price		102
	less:
	Cash and cash equivalents		(3)
	Investment of consolidated subsidiaries and businesses net of cash and cash equivalent acquired		99

	Disposal of consolidated subsidiaries and businesses
	Disposal of non-current assets	240
	less:
	Investments in consolidated subsidiaries and businesses
	Current assets	371
	Non-current assets	394
	Net borrowings	(128)
	Current and non-current liabilities	(436)
	Net effect of investments	201
	Net effect of disposals	39
	Cash and cash equivalents acquired	42
	Disposal of consolidated subsidiaries and businesses net of cash and cash equivalent divested	81

Capital expenditure

IVQ		IQ
2020	(€ million)	2021	2020	% Ch.
781	Exploration & Production	856	1,258	(32)
6	- acquisition of proved and unproved properties	13		..
9	- exploration	34	171	(80)
754	- development	801	1,070	(25)
12	- other expenditure	8	17	(53)
3	Global Gas & LNG Portfolio		5	..
256	Refining & Marketing and Chemicals	127	235	(46)
214	- Refining & Marketing	95	169	(44)
42	- Chemicals	32	66	(52)
89	EGL, Power & Renewables	84	71	18
71	- EGL & Renewables	66	65	2
18	- Power	18	6	..
58	Corporate and other activities	74	23	..
	Impact of unrealized intragroup profit elimination	(2)	(2)
1,187	Capital expenditure	1,139	1,590	(28)

In the first quarter of 2021, capital expenditure amounted to €1,139 million (€1,590 million in the first quarter of 2020), decreasing by 28% from the same period of the previous year, and mainly related to:

- development activities (€801 million) mainly in Indonesia, the United States, Egypt, the United Arab Emirates, Mexico and Iraq;

- refining activity in Italy and outside Italy (€87 million) mainly relating to the activities to maintain plants’ integrity and stay-in-business, as well as HSE initiatives; marketing activity (€8 million) for regulation compliance and stay-in-business initiatives in the retail network in Italy and in the rest of Europe;

- initiatives relating to gas and power marketing in the retail business (€39 million).

Exploration & Production

PRODUCTION OF OIL AND NATURAL GAS BY REGION

IVQ			IQ
2020			2021	2020
1,713	Production of oil and natural gas ⁽ᵃ⁾⁽ᵇ⁾	(kboe/d)	1,704	1,790
103	Italy		99	112
228	Rest of Europe		238	256
264	North Africa		272	252
304	Egypt		355	303
347	Sub-Saharan Africa		310	372
168	Kazakhstan		153	174
167	Rest of Asia		148	193
114	Americas		112	110
18	Australia and Oceania		17	18
144	Production sold ⁽ᵃ⁾⁽ᶜ⁾	(mmboe)	140	145

PRODUCTION OF LIQUIDS BY REGION

IVQ			IQ
2020			2021	2020
809	Production of liquids	(kbbl/d)	814	892
47	Italy		45	49
134	Rest of Europe		142	149
112	North Africa		130	116
61	Egypt		68	74
207	Sub-Saharan Africa		192	232
111	Kazakhstan		101	117
82	Rest of Asia		78	94
55	Americas		58	61
	Australia and Oceania

PRODUCTION OF NATURAL GAS BY REGION

IVQ			IQ
2020			2021	2020
4,800	Production of natural gas	(mmcf/d)	4,726	4,768
298	Italy		288	334
499	Rest of Europe		515	567
808	North Africa		753	723
1,290	Egypt		1,521	1,217
741	Sub-Saharan Africa		624	740
303	Kazakhstan		274	304
451	Rest of Asia		374	527
316	Americas		287	263
94	Australia and Oceania		90	93

(a) Includes Eni’s share of production of equity-accounted entities.
(b) Includes volumes of hydrocarbons consumed in operation (113 and 125 kboe/d in the first quarter of 2021 and 2020, respectively and 126 kboe/d in the fourth quarter of 2020).

Eni’s Board of Directors approves launch of strategic project to list or sell a minority stake in new business unit formed by
Eni gas e luce and renewables

San Donato Milanese (Milan), 30 April 2021 - The Board of Eni, chaired yesterday by Lucia Calvosa, has approved the launch of a strategic project to define and evaluate the industrial and financial plans of the new corporate entity that will result from the union between the retail and renewable energy activities.

The study also envisages the evaluation of multiple options to extrapolate the maximum value from this new entity during the course of 2022, subject to market conditions. Options under consideration include a stock exchange listing through an initial public offering (IPO), or the sale or exchange of a minority stake in the new entity.

Today, Eni can count on about 10 million customers, which are an important source of value for the company. The merger of the retail and the renewables businesses, whose development plan envisages a significant growth in installed capacity, will foster value generation, broadening the direct offer of services, infrastructure and green energy to customers.

The objective of the new company will be to develop renewable generation capacity in excess of 5 gigawatts by 2025. This capacity will be offered to the company’s growing customer base, which is expected to include over 11 million customers by that time, with an overall EBITDA expected to grow from 600 million euros in 2021 to over 1 billion euros in 2025.

The project, for which Eni has formed an internal team supported by strategic and financial advisors, is part of the Company’s wider commitment to delivering value through the energy transition. It will contribute to reaching scope 3 emission reduction targets, which are a key part of the broader strategy that will turn Eni into a carbon neutral company by 2050.

Company contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for stockholders (from Italy): 800940924
Freephone for stockholders (from abroad): + 80011223456

Switchboard: +39.0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Website: www.eni.com